EXHIBIT (A)(74)



















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April 20, 1999

                    DUKE ENERGY REITERATES ITS TENDER OFFERS
                       FOR ACQUIRING 60 PERCENT OF ENDESA


CHARLOTTE -- Duke Energy (NYSE: DUK) has reiterated its tender offers to acquire 60 percent of Empresa Nacional de Electricidad S. A. (Endesa) for 275 Chilean pesos per share. As required by the process outlined last Friday by Chile's Superintendencia de Valores y Seguros (Securities and Insurance Commission), Duke Energy today disclosed that it would maintain its current tender offers for Endesa.

"Our offers for Endesa represent tremendous value to Endesa shareholders," said Bruce Williamson, president and chief executive officer of Duke Energy International. "I want to remind shareholders that because of the higher percentage of shares Duke Energy continues to offer to purchase, if shareholders tender their shares to Duke Energy, they will collect significantly more cash compared to today's announced Enersis offer. I strongly feel that our offer will create a growing, independent Endesa for the good of Chile."

Duke Energy announced on April 16 it had increased its tender offers for Endesa in Chile and in the United States to 275 Chilean pesos per share (8,250 pesos per ADS) and also increased the percentage of the outstanding shares of Endesa it is offering to purchase in its combined offers from 51 percent to 60 percent. The company is making the offers through its wholly owned subsidiary, Duke Energy International, L.L.C. (DEI) in the United States and, in Chile, its newly formed wholly owned subsidiary, Duke Energy Inversiones Uno Limitada. Duke Energy reminds Chilean shareholders outside of Santiago that they now have until Wednesday, April 21, at 14:00 to tender their shares in Duke Energy's Chilean auction. Chilean shareholders in Santiago have until Thursday, April 22, at noon to tender their shares. Duke Energy's remate is scheduled to take place on April 29, on the Bolsa Electronica de Chile. Duke Energy's U.S. Offer is presently set to expire at midnight New York City time on April 29, as announced Friday.

"Chilean shareholders have a short time remaining to tender their shares and take advantage of the tremendous value the Duke Energy offers represent," said Williamson. "Duke Energy's tender offers continue to ensure that every Endesa owner can participate equally and are open to every shareholder at the same price and on the same terms." Duke Energy also reminds shareholders that it is a condition of Duke Energy's tender offers that at least 3,680,947,436 shares (representing 44.88 percent of Endesa's outstanding shares) be tendered in the Chilean Offer and that this condition may not be met if shareholders tender their shares in the Enersis remate.

Duke Energy is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: http://www.duke-energy.com.


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CONTACT: BRYANT KINNEY
OFFICE: 704/382-2208
24-HOUR: 704/382-8333














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